QIWI Investor Day November 19th, 2018 London Exhibit 99.5

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS «Safe Harbor» Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including, without limitation, statements regarding our business strategy, expected total adjusted net revenue, adjusted net profit and net revenue yield, dividend payments, payment volume growth, growth of physical and virtual distribution channels, trends in each of our market verticals and statements regarding the development of our Consumer Financial Services segment, including our SOVEST business, the development of our Small and Medium Enterprises segment, including our Tochka business, as well as the development of other new projects. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the macroeconomic conditions of the Russian Federation and in each of the international markets in which we operate, growth in each of our market verticals, competition, the introduction of new products and services and their acceptance by consumers, QIWI’s ability to estimate the market risk and capital risk associated with new projects, a decline in net revenue yield, regulation, QIWI’s ability to grow physical and virtual distribution channels, cyberattacks and security vulnerabilities in QIWI’s products and services, QIWI’s ability to expand geographically, the risk that new projects will not perform in accordance with its expectations and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

APPENDIX

TERMS AND DEFINITIONS Payment Volume - Payment Services Volume, Payment Volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants or other customers included in each of those market verticals less intra-group eliminations P2P Payment Volume consist of the amounts paid by our customers to other customers less intra-group eliminations Active QIWI Wallet accounts are calculated on a yearly basis, i.e. an active account is an account that had at least one transaction within the last 12 months from the reporting date Kiosks and Terminals - we measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period Active Merchants are calculated on a monthly basis, i.e. an active merchant is merchant that had at least one transaction within the last month from the reporting date Visa QIWI Cards are calculated on a yearly basis, i.e. an active card is card that had at least one transaction within the last 12 months from the reporting date including the order fee payment International includes all QIWI Group operations outside of Russia

TERMS AND DEFINITIONS Digital Entertainment mostly comprises of merchants that sell their products and services online, including betting (mostly sports betting) merchants, online game developers such as Wargaming and Mail.ru and social networks such as Vkontakte and Odnoklassniki Digital Money Remittances mostly comprises of Visa Direct and MasterCard Money Send services payments, which allow a Qiwi Wallet accountholder to reload the account of a Visa or MasterCard bank card with a few clicks on our website, in a mobile application, or a kiosk touch-screen. Starting from the end of 2016, we also include certain types of peer-to-peer transactions, for which we charge commission on our consumers. Other E-commerce mostly comprises of merchants that sell their products and services online, including large international e-commerce merchants such as AliExpress, JD.com and eBay, local e-commerce merchants ,tickets and travel companies, software producers, coupon websites, and numerous other merchants. Financial Services includes primarily banks, micro-finance organizations and insurance companies Physical Money Remittances includes major Russian and international money transfer merchants such as Western Union, Unistream, Post of Russia aa well as the Contact money transfer system, one of the largest operators on the Russian money transfer market Telecom + Other includes various telecommunication service providers, such as MNOs, internet services providers, pay television channels and public utilities as well as broad range of merchants in utilities and other government payments as well as charity organizations

TERMS AND DEFINITIONS SOVEST cards issued is a total number of cards distributed in a given period SOVEST Payment Volume – is defined as Consumer Financial Services Segment payment volume and consist of the amounts paid by our customers using SOVEST card to our partner merchants SOVEST credit portfolio (EOP) is a total amount of outstanding loans given at a specific date CoCA is a cost of customer acquisition and equals the total sum of expenses incurred to attract a new clients. This includes the marketing cost of client applications, direct sales agents expenses, credit history checks, document verification, card production and delivery COR – cost of risk is calculated as total expected losses as a share of a corresponding credit portfolio LTV – expected average profit per client generated throughout the client’s lifetime NRM is defined as Net Revenue Margin or Net Revenue divided by Payment Volume Monthly LT – monthly life time MUE – monthly unit economics is an estimate of a monthly operating profit generated by an active client measured as an average net revenue per client less CoCA and CoR divided by an average client lifetime

TERMS AND DEFINITIONS Tochka open accounts is a total number of SME accounts opened during the specified period Tochka clients is a total number of accounts opened as of the given date Tochka Client deposit balances is a total amount of current account balances and deposit balances of Tochka clients in all partner banks (QIWI Bank and Otkritie Bank) Rocketbanks cards include the total number of Rocketbank cards distributed as of the given date Rocketbank active customers include customers that had at least two transaction within the last month from the reporting date or had an account balance of at least RUB 5,000 as of the reporting date Rocket POS transactions is the total payment volume paid by Rocketbank customers using Rocketbank cards for a given period of time Rocketbank deposits and current accounts is a total amount of current account balances and deposit balances of Rocketbank clients Rocketbank cash-out transactions is the total volume of ATM cash withdrawal transactions for a given period of time UAC is defined as direct user acquisition cost